Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(1) PROPOSED AUTHORISATION TO XIAMEN AIRLINES ON THE

PROVISION OF GUARANTEES TO HEBEI AIRLINES, JIANGXI AIRLINES

AND XIAMEN AIRLINES FINANCE

(2) PROPOSED AUTHORISATION TO THE COMPANY AND XIAMEN

AIRLINES ON THE PROVISION OF GUARANTEES TO WHOLLY-OWNED

SUBSIDIARIES

(3) GENERAL MANDATE TO ISSUE SHARES

(4) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

AND

(5) NOTICE OF AGM

A notice convening the AGM to be held at 2:30 p.m. on Wednesday, 26 June 2019 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the AGM, you are strongly urged to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM or any adjourned meeting should you so wish.

11 May 2019

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	3

NOTICE OF AGM	19

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“AGM”	an annual general meeting of the Company to be convened at 2:30 p.m. on Wednesday, 26 June 2019

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of the Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	the China Securities Regulatory Commission

“Debt Financing Instruments”	the debt financing instruments to be issued by the Company and/or its controlled or wholly-owned subsidiary in one or multiple tranches, including but not limited to corporate bonds, ultra short- term financing bills, short-term financing bills, mid-term notes

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“Hebei Airlines”	Hebei Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of Xiamen Airlines as at the Latest Practicable Date

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Jiangxi Airlines”	Jiangxi Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of Xiamen Airlines as at the Latest Practicable Date

“Latest Practicable Date”	9 May 2019, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange

“Proposed Issuance”	the proposed issuance of the Debt Financing Instruments by the Company

“Proposed Authorisation on the Provision of Guarantees”	the proposed authorization by the AGM to Xiamen Airlines on the provision of guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance with an aggregate balance up to RMB7 billion, RMB2.5 billion and RMB600 million or equivalent in foreign currency during the period from 1 July 2019 to 30 June 2020, respectively

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	the holders of the Shares

“Shares”	collectively, A Shares and H Shares

“SPV”	special purpose vehicles to be established by the Company and Xiamen Airlines for the purpose of operating aircraft

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US$”	United states dollars, the lawful currency of the United States & American

“Xiamen Airlines”	Xiamen Airlines Company Limited, a limited liability company incorporated under the laws of the PRC and a majority-held subsidiary of the Company as at the Latest Practicable Date

“Xiamen Airlines Finance”	Xiamen Airlines Finance (Hong Kong) Company Limited, a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Xiamen Airlines as at the Latest Practicable Date

LETTER FROM THE BOARD

Directors:

Executive Directors:	Registered address:
Wang Chang Shun (Chairman of the Board) Ma Xu Lun (Vice Chairman of the Board) Han Wen Sheng	Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou PRC 510530

Independent Non-Executive Directors:
Zheng Fan Gu
Hui Zhong Tan Jin Song Jiao Shu Ge

Supervisors:
Li Jia Shi (Chairman of the Supervisory Committee)
Lin Xiao Chun Mao Juan

11 May 2019

To the Shareholders

Dear Sir or Madam,

LETTER FROM THE BOARD

(1) PROPOSED AUTHORISATION TO XIAMEN AIRLINES ON THE

PROVISION OF GUARANTEES TO HEBEI AIRLINES, JIANGXI AIRLINES

AND XIAMEN AIRLINES FINANCE

(2) PROPOSED AUTHORISATION TO THE COMPANY AND XIAMEN

AIRLINES ON THE PROVISION OF GUARANTEES TO WHOLLY-OWNED

SUBSIDIARIES

(3) GENERAL MANDATE TO ISSUE SHARES

(4) GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

AND

(5) NOTICE OF AGM

1.	INTRODUCTION

Reference is made to the Company’s announcement dated 9 May 2019 in relation to the Proposed Authorisation on the Provision of Guarantees and 9 May 2019 in relation to the proposed authorisation to the Company and Xiamen Airlines on the provision of guarantees to wholly-owned subsidiaries. The purposes of this circular are, among other things, (1) to provide you with further information in relation to the Proposed Authorisation on the Provision of Guarantees, the proposed authorisation to the Company and Xiamen Airlines on the provision of guarantees to wholly-owned subsidiaries, the proposed grant of general mandate to the Directors to issue Shares and the Proposed Issuance; and (2) to give you notice of the AGM, to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM.

2.	PROPOSED AUTHORISATION ON THE PROVISION OF GUARANTEES

General

Reference is made to the Company’s announcement dated 9 May 2019 in relation to the Proposed Authorisation on the Provision of Guarantees.

On 9 May 2019, the Board resolved to propose to authorise Xiamen Airlines to provide guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance with an aggregate balance up to RMB7 billion, RMB2.5 billion and RMB600 million or equivalent in foreign currency during the period from 1 July 2019 to 30 June 2020, respectively, authorise the legal representative of Xiamen Airlines (or his authorized person) to deal with all procedures in relation to the abovementioned guarantees. The abovementioned guarantees will also be proposed at the most recent shareholders’ meeting for approval.

LETTER FROM THE BOARD

Information on the Guaranteed Party

(i)	Hebei Airlines

Name of guaranteed party:	Hebei Airlines

Place of registration:	World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative:	Zhao Dong

Registered capital:	RMB2.6 billion

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the prohibition and those need to approved in the country); insurance broker and agency services; food and beverages services; retail of prepackaged foods, daily necessities, artware and souvenir. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

As at 9 May 2019, the guaranteed party was rated AA+ for the credit rating by Industrial and Commercial Bank of China.

LETTER FROM THE BOARD

Financial information of Hebei Airlines:

Unit: RMB million

Item	As at 31 December 2018	As at 31 March 2019 (unaudited)
Total assets	4,082.66	3,770.61
Total liabilities	2,123.45	1,878.60
Total bank loans	0	0
Total current liabilities	1,181.51	990.93
Net assets	1,959.21	1,892.01

Item	January- December 2018	January- March 2019 (unaudited)
Revenue	2,637.41	769.84
Net profit	11.06	-67.20

(ii)	Jiangxi Airlines

Name of guaranteed party:	Jiangxi Airlines

Place of registration:	Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative:	Huang Huo Zao

Registered capital:	RMB2.0 billion

LETTER FROM THE BOARD

Business scope:	Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; maintenance of aircraft/airframes, power units, aircraft components other than the entire engine/propeller, aircraft/engine non-destructive testing, aviation material supply chain management, self-operation and as agent for import and export of various commodities and technologies (except for the import and export of commodities and technologies to be carried out by companies being prohibited or restricted by the state); other retail businesses not listed (excluding those subject to permit and approval); all types of domestic advertising design, production, distribution, and agency. (Projects that are subject to approval according to the laws may only be carried out after approval by the relevant department).

Material contingencies affecting solvency of the guaranteed party:	None

Shareholding structure:	Jiangxi Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Investment Co., Ltd., respectively.

As at 9 May 2019, the guaranteed party was rated BBB+ for the credit rating by Bank of China.

LETTER FROM THE BOARD

Financial information of Jiangxi Airlines:

Unit: RMB million

Item	As at 31 December 2018	As at 31 March 2019 (unaudited)
Total assets	2,302.84	2,283.73
Total liabilities	572.72	590.31
Total bank loans	0	0
Total current liabilities	282.72	314.01
Net assets	1,730.12	1,693.42

Item	January- December 2018	January- March 2019 (unaudited)
Revenue	914.18	305.34
Net profit	-95.15	-36.69

(iii)	Xiamen Airlines Finance

Name of guaranteed party:	Xiamen Airlines Finance

Place of registration:	Unit 1208, North Point City Centre, 250 King’s Road, North Point, Hong Kong

Legal representative:	Che Shang Lun

Registered capital:	HK$30 million

Business scope:	Import and export trade, procurement of aircraft, procurement of engines, procurement of aviation materials, procurement of jet fuel, aircraft leasing, aviation consulting services and other services.

Material contingencies affecting solvency of the guaranteed party:	None

LETTER FROM THE BOARD

Shareholding structure:	Xiamen Airlines Finance is owned as to 100% by Xiamen Airlines.

Unit: RMB million

Item	As at 31 December 2018	As at 31 March 2019 (unaudited)
Total assets	1.96	14.90
Total liabilities	0.02	0.02
Total bank loans	0	0
Total current liabilities	0.02	0.02
Net assets	1.94	14.88

Item	January- December 2018	January- March 2019 (unaudited)
Revenue	-0.04	0.25
Net profit	0.02	0.20

(iv)	Relationship of the Guaranteed Party with the Guarantor

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.47% shareholdings of Hebei Airlines. Jiangxi Airlines is a subsidiary of Xiamen Airlines, which owns 60% shareholdings of Jiangxi Airlines. Xiamen Airlines Finance is a wholly-owned subsidiary of Xiamen Airlines.

The Main Contents of Authorisation on the Provision of Guarantees

(I)	Provision of Guarantees by Xiamen Airlines for Hebei Airlines

1.	Guarantee Method: joint liability guarantee

2.	Guarantee Amounts: aggregate balance up to RMB7 billion or equivalent in foreign currency during the period from 1 July 2019 to 30 June 2020.

3.

Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract and aircraft leasing contract of Hebei Airlines.

4.	Period of Guarantee: agreed based on the period of principal debt.

LETTER FROM THE BOARD

(II)	Provision of Guarantees by Xiamen Airlines for Jiangxi Airlines

1.	Guarantee Method: joint liability guarantee

2.	Guarantee Amounts: aggregate balance up to RMB2.5 billion or equivalent in foreign currency during the period from 1 July 2019 to 30 June 2020.

3.

Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract and aircraft leasing contract of Jiangxi Airlines.

4.	Period of Guarantee: agreed based on the period of principal debt.

(III)	Provision of Guarantees by Xiamen Airlines for Xiamen Airlines Finance

1.	Guarantee Method: joint liability guarantee

2.	Guarantee Amounts: aggregate balance up to RMB600 million or equivalent in foreign currency during the period from 1 July 2019 to 30 June 2020.

3.	Coverage: the principal amount, interest, liquidated damages, damage awards and costs for realization of creditor’s right involved in the financing contract of Xiamen Airlines Finance.

4.	Period of Guarantee: agreed based on the period of principal debt.

Xiamen Airlines shall not exceed the scope of authorization to enter into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit shall be only the guarantee limit available to be provided by Xiamen Airlines as authorized. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

Opinions of the Board

The important decisions and daily operations of Hebei Airlines and Jiangxi Airlines (as the subsidiaries of Xiamen Airlines) and Xiamen Airlines Finance (as the wholly-owned subsidiary of Xiamen Airlines), are under the absolute control of Xiamen Airlines, and hence the significant risks are foreseeable and under effective management. Xiamen Airlines has developed strict fund raising standards for strictly monitoring the fund raising of Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance. The Board is of the opinion that Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance have adequate solvency under centralized operation and management by Xiamen Airlines. Xiamen Airlines provides guarantees to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance by taking full considerations of their actual needs for production, operation and development. This would help to expand their financing channels, reduce their financing costs and meet the overall needs for the development of the Company and Xiamen Airlines. The Board approved to propose to the general meeting for considering and approving the aforesaid provision of guarantees.

LETTER FROM THE BOARD

Independent Directors of the Company express their independent opinions on the aforesaid provision of guarantees as follows: (1) the Board approved Xiamen Airlines to provide to Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance, a respective guarantee with an accumulative balance of not more than RMB7 billion, RMB2.5 billion and RMB600 million or equivalent in foreign currency by taking full considerations of the actual needs for production, operation and development of Hebei Airlines and Jiangxi Airlines. This would help to expand their financing channels, reduce their financing costs and satisfy their needs for existing and new loans; Xiamen Airlines Finance acts as the offshore financing platform of Xiamen Airlines and this helps enhance its financing ability. The provision of guarantees meets the overall needs for the development of the Company and Xiamen Airlines and is also in the interests of the Company and all shareholders; (2) the guaranteed parties Hebei Airlines, Jiangxi Airlines and Xiamen Airlines Finance are controlled subsidiaries of Xiamen Airlines, and the guarantee to Jiangxi Airlines is based on the premise that Jiangxi Aviation Investment, the other shareholder of Jiangxi Airlines, shall provide, in proportion to its contribution, corresponding counter guarantee to Xiamen Airlines. Therefore, the Company and Xiamen Airlines can effectively control and prevent the guarantee risks, and no damage would be caused to the interests of the Company and all shareholders; (3) the decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, and are legitimate and effective.

Status of the Accumulated External Guarantees

As at 9 May 2019, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB306.3899 million, representing approximately 0.47% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB20.6685 million. The balance of guarantees provided by the Company and controlled subsidiaries to 26 special purpose vehicles in operation was US$3.736 billion, and no overdue guarantees up to date. The balance of external guarantee provided by Xiamen Airlines for its was RMB3.6 billion. The total external guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB28.818 billion, representing approximately 44.33% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited).

3.	PROPOSED AUTHORISATION TO THE COMPANY AND XIAMEN AIRLINES ON THE PROVISION OF GUARANTEES TO WHOLLY-OWNED SUBSIDIARIES

Reference is made to the Company’s announcement dated 9 May 2019 in relation to the proposed authorisation to the Company and Xiamen Airlines on the provision of guarantees to their wholly-owned subsidiaries, which shall be subject to the Shareholders’ approval at the AGM in accordance with the requirements of Shanghai Stock Exchange and the Articles of Association.

LETTER FROM THE BOARD

(i)	Overview of the Guarantees

Pursuant to the requirements of Articles of Association, on 9 May 2019, the eighth session of the Board held an interim meeting by way of correspondence, and considered and approved the Company and its controlled subsidiary, Xiamen Airlines, to provide a total guarantee not exceeding US$620.5 million (equivalent to approximately RMB4.189 billion) to 20 newly established SPV from 1 July 2019 to 30 June 2020, of which the total guarantee to be provided by the Company for 1 SPV will not exceed US$370.5 million and the total guarantee to be provided by Xiamen Airlines for 19 SPVs will not exceed US$250 million. The Board has agreed the Company and Xiamen Airlines to allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts, and submitted the above guarantees to the upcoming general meeting of the Company and authorized the General Manager of the Company’s Finance Department and his authorised person and the legal representative of Xiamen Airlines or its authorised person to respectively enter into corresponding documents as to guarantee upon the approval from the general meeting.

(ii)	Basic Information of the Guaranteed Parties

The main information of the 20 SPVs to which the guarantee are given is as follows:

1.

The 20 SPVs are respectively China Southern Airlines No.11 Lease (Guangzhou) Company Limited, “Xiamen Airlines No. 1 Lease Company Limited” to “Xiamen Airlines No. 19 Lease Company Limited” (final names subject to business registration);

2.	Registered address: Dongjiang Free Trade Port Zone of Tianjin, Guangzhou Nansha Free Trade Zone and Fujian Free Trade Zone etc (final address subject to business registration);

3.	Registered capital: from RMB0.1 million to RMB0.2 million, depending on the quantity and model of the operating aircraft of each SPV;

4.

The main business scope of the SPV established by the Company: aircraft and engine leasing business; cargo and technology import and export business; receipt of lease deposit from lessees, receive and transfer lease receivable, realizing residual value of and disposal of the leased goods (the business scope shall be subject to the review of the commercial and industrial departments and the approved business scope shall prevail);

The main business scope of SPV established by Xiamen Airlines: aircraft leasing business; cargo and technology import and export business (the business scope shall be subject to the review of the commercial and industrial departments and the approved business scope shall prevail).

5.	Material contingencies affecting the guaranteed parties’ solvency: None;

LETTER FROM THE BOARD

6.	The Company and Xiamen Airlines hold respectively 100% equity of the above mentioned 20 SPVs;

7.	As of 9 May 2019, the above mentioned 20 SPVs have not been established.

(iii)	Main Contents of Authorisation on the Provision of Guarantees

Name of Guaranteed party	Guarantee Limit	Type of Guarantee	Guarantee Method	Period of Guarantee	Major Content of Guarantee Agreement
Southern Airlines No. 11 Lease (Guangzhou) Company Limited 19 companies, including “Xiamen Airlines No. 1 Lease Company Limited” to “Xiamen Airlines No. 19 Lease Company Limited”	The maximum amount of US$370.5 million (equivalent to approximately RMB2.501 billion) The maximum amount of US$250 million (equivalent to approximately RMB1.688 billion).	Credit Guarantee	Joint Liability Guarantee	The period of guarantee is the same as aircraft leasing period with a maximum of 12 years. If a lease extension occurs, the period of guarantee shall be extended accordingly.

The Company provides guarantees in respect of debts owned by SPV to overseas lessor (such as rent payable) and liabilities under the lease agreement. If SPV fail to settle debts or liabilities under the lease agreement in whole or part, the Company shall fulfill the obligation of guarantee as agreed, and undertake an obligation in respect of rent and other payables to overseas lessor and liabilities under the lease agreement.

The Company and Xiamen Airlines may allocate and adjust specific guarantee amounts for their respective SPV according to the actual number of aircraft under operation and the lease term within their respective maximum guarantee amounts.

(iv)	Opinions of the Board

The Board considers that the provision of guarantee for 20 new SPV by the Company and its controlled subsidiary, Xiamen Airlines, is beneficial for the Company to obtain policy support in free trade zone through sub-leasing structural business and lower aircraft leasing cost and in the interests of the Company and all shareholders as a whole. As wholly-owned subsidiaries of the Company and Xiamen Airlines, the significant decisions and daily operation of the above 20 SPVs are fully controlled by the Company and Xiamen Airlines, significant risk can be identified in advance and prevented effectively.

Independent directors of the Company issued independent opinions on the above matters as follows: (1) the Board agreed that the Company and Xiamen Airlines provide a total guarantee not exceeding US$620.5 million to 20 new SPV from 1 July 2019 to 30 June 2020. The guarantees above are beneficial for the Company and Xiamen Airlines to transform overseas aircraft leasing structure to domestic aircraft leasing structure and hence reducing aircraft leasing cost and are in the interests of the Company and all shareholders; (2) the guaranteed parties are the SPV, which are wholly-owned subsidiaries of the Company and Xiamen Airlines, significant risk can be identified in advance and prevented effectively by the Company and Xiamen Airlines and will not damage the interest of the Company and all shareholders; (3) the decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, and are legitimate and effective.

LETTER FROM THE BOARD

(v)	Status of the Accumulated External Guarantees

As at 9 May 2019, the Company and Xiamen Airlines provided loan guarantees to self- sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB306.3899 million, representing approximately 0.47% of the Company’s audited net assets for the latest period and the amount in respect of the joint-liability guarantees is approximately RMB20.6685 million. The balance of guarantees provided by the Company and controlled subsidiaries to 26 special purpose vehicles in operation was US$3.736 billion, and no overdue guarantees up to date. The balance of external guarantee provided by Xiamen Airlines for its controlled subsidiaries was RMB3.6 billion. The total external guarantee amount provided by the Company and controlled subsidiaries for their controlled subsidiaries was approximately RMB28.818 billion, representing approximately 44.33% of the Company’s audited net assets for the latest period (all of the above figures in relation to the guarantees are unaudited)

4.	GENERAL MANDATE TO ISSUE SHARES

In order to ensure flexibility and to give discretion to the Directors in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to give an unconditional general mandate to the Directors, to separately or concurrently, allot, issue, and deal with additional A Shares and H Shares of the Company and to make or grant offers, agreements or options in respect thereof, with an aggregate nominal value of not exceeding 20% of the aggregate number of each of the existing A Shares and H Shares issue as at the date of the relevant resolution to be proposed and passed at the AGM (the “General Mandate”), at a discount (if any) of no more than 20% to the benchmark price as required by Rule 13.36(5) of the Listing Rules.

The General Mandate will lapse until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

(c)	the revocation or variation of the authority given to the Board under this resolution by a special resolution of the Shareholders in general meetings.

The Company shall obtain the approval of the CSRC and other relevant authorities for any issue of new Shares under the General Mandate. Pursuant to the relevant laws and regulations of the PRC, any further issuance of A Shares would still require the approval of the Shareholders at a general meeting even if the General Mandate were approved at the AGM.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the Company had in issue 12,267,172,286 Shares including 8,600,723,089 A Shares and 3,666,449,197 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company would be allowed to allot, issue and deal with up to a maximum of 1,720,144,617 A Shares and 733,289,839 H Shares, respectively, representing 20% of the number of A Shares and H Shares in issue, respectively on the basis that no further A Shares and H Shares will be issued by the Company prior to the AGM.

It is also proposed at the AGM to give a conditional general mandate to the Directors to increase the registered capital of the Company to reflect the issuance of Shares authorised under the General Mandate, and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increase in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

5.	GENERAL MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS

General

In order to meet the demand of the operation of the Company, optimize and adjust its debt structure and lower its financing costs, the Company proposes to issue one or a portfolio of Debt Financing Instruments in one or multiple tranches. In order to seize the market opportunity and improve the financing flexibility and efficiency, the Board has resolved to obtain the general mandate to issue the Debt Financing Instruments, which shall be subject to the Shareholders’ approval by way of a special resolution at the AGM.

Particulars of Proposed Issuance

Particulars regarding the Proposed Issuance are as follows:

(i)	Issuer:	the Company and/or its wholly-owned or controlled subsidiary, and the specific issuer shall be determined by the Board according to the needs of issuance

(ii)	Issue size:	the total balance of the Debt Financing Instruments outstanding will be within the permissible size for debt issuance in accordance with the provisions of the applicable laws, and the specific issue size shall be determined by the Board according to the capital needs and the market situations

(iii)	Term and type:	not more than 15 years for one single-term instrument or a portfolio of instruments with various terms, and the specific term composition and the issue size of instruments with various terms shall be determined by the Board according to the relevant regulations and market situations

LETTER FROM THE BOARD

(iv)	Use of proceeds:	the proceeds to be raised from the Proposed Issuance are intended to be used towards meeting the demand of the Company’s operations, adjusting its debt structure, replenishing its working capital and/or funding its capital investments, among others, and the specific use of proceeds shall be determined by the Board according to the capital needs

(v)	Term of validity of the resolution:	from the date of the passing of the resolution at the AGM to the date of the annual general meeting of the Company for the year 2019

If the Board and/or its authorised person has resolved to issue the Debt Financing Instruments within the term of the above general mandate and the Company has obtained the approval, permission or registration for the issuance from the relevant regulatory authorities within the term of the mandate, the Company may complete the issuance within the valid period of such approval, permission or registration.

Authorisation to the Board

It is proposed to the Shareholders at the AGM to authorise the Board, generally and unconditionally, to deal with the following in accordance with the specific needs of the Company and market conditions:

(i)

to determine the issuer, type, specific instruments, detailed terms, conditions and other matters relating to the Proposed Issuance (including, but not limited to, the issue size, principal amount, currency, issue price, interest rate or mechanism for determining the interest rate, issue place, issue timing, term, whether or not to issue in multiple tranches and number of tranches, whether or not to set repurchase or redemption terms, credit rating, guarantee, repayment term, use of proceeds, underwriting arrangements and all other matters relating to the Proposed Issuance);

(ii)

to carry out all necessary and ancillary actions and procedures (including, but not limited to, select and engage intermediary institutions, handle all approval, registration and filing procedures with the relevant regulatory authorities in connection with the Proposed Issuance on behalf of the Company, execute all necessary documents for the Proposed Issuance and handle any other matters relating to the issuance, repayment arrangement and trading of the Proposed Issuance);

(iii)	to approve, confirm and ratify any action or procedure relating to the Proposed Issuance as mentioned above already taken by the Company;

(iv)

to make adjustments to the specific proposals for the Proposed Issuance in accordance with the comments from the regulatory authorities or the market conditions within the authority of the Board, in the case of any change in policies of regulatory bodies in relation to the Proposed Issuance, or any change of market conditions, except where voting at a general meeting is required by any relevant laws and regulations and the Articles of Association;

LETTER FROM THE BOARD

(v)	to determine and handle all relevant matters relating to the listing of the Debt Financing Instruments upon the completion of the Proposed Issuance; and

(vi)

to approve, execute and despatch any announcements or circulars relating to the Proposed Issuance and make any related disclosure in accordance with the listing rules of the relevant jurisdictions where the Shares are listed.

6.	AGM

A notice convening the AGM to be held at 2:30 p.m. on Wednesday, 26 June 2019 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy to be used at the AGM and a reply slip are despatched by the Company together with this circular and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

In order to determine the list of Shareholders who are entitled to attend the AGM, the Company’s register of members will be closed from Monday, 27 May 2019 to Wednesday, 26 June 2019, both days inclusive, during which period no transfer of H Shares will be effected. In order to attend and vote at the AGM, holders of H Shares whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at or before 4:30 p.m. on Friday, 24 May 2019, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Whether or not you intend to attend the AGM, you are requested to complete and return (i) the reply slip in accordance with the instructions printed thereon not later than Wednesday, 5 June 2019 and (ii) the form of proxy enclosed in the notice of AGM in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM and the Class Meetings or any adjournment thereof (as the case may be). Completion and return of the proxy form will not preclude you from attending the AGM and voting in person if you so wish.

7.	RECOMMENDATION OF THE BOARD

The Directors believe that all the resolutions proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM as set out in the notice of AGM.

LETTER FROM THE BOARD

8.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

By Order of the Board
Wang Chang Shun
Chairman

NOTICE OF AGM

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “AGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Wednesday, 26 June 2019 at 2:30 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 11 May 2019 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

1.	to consider and approve the Report of the Directors of the Company for the year 2018;

2.	to consider and approve the Report of the Supervisory Committee of the Company for the year 2018;

3.	to consider and approve the audited consolidated financial statements of the Company for the year 2018;

4.	to consider and approve the profit distribution proposal of the Company for the year 2018;

The Board hereby recommended the distribution of a cash dividend of RMB0.05 (inclusive of applicable tax) per share for the year ended 31 December 2018, totalling approximately RMB613 million based on the Company’s 12,267,172,286 issued shares. The cash dividend is payable in RMB to holders of A shares, and in HKD to holders of H shares.

5.	to consider and approve the appointment of external auditor;

To agree to appoint KPMG Huazhen (Special General Partnership) to provide professional services to the Company for its domestic financial reporting and internal control reporting, U.S. financial reporting and internal control of financial reporting for the year 2019 and to appoint KPMG to provide professional services to the Company for its Hong Kong financial reporting for the year 2019, and to propose to the general meeting to authorise the Audit and Risk Management Committee to determine their remuneration based on the actual work done;

NOTICE OF AGM

6.

to consider and approve to authorize Xiamen Airlines Company Limited to provide guarantees to Hebei Airlines Company Limited, Jiangxi Airlines Company Limited and Xiamen Airlines Finance (Hong Kong) Company Limited;

7.	to consider and approve to authorise the Company and Xiamen Airlines Company Limited to respectively provide guarantees to their SPV.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

8.	THAT

(A)	the authorisation of the Board of the Company to allot, issue and deal with additional shares of the Company be and is hereby approved.

(1)

subject to paragraph (3) of this resolution, the exercise by the Board of the Company during the Relevant Period (as defined in paragraph (4) of this resolution) of all the powers of the Company to allot, issue and deal with additional A Shares and/or H Shares of the Company (hereinafter referred to as “Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(2)

this approval shall authorise the Board of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(3)

the amount of additional A Shares and H Shares (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently by the Board of the Company pursuant to the approval in paragraph (1) of this resolution shall not exceed 20% of each of the Company’s existing A Shares and H Shares (as the case may be) in issue at the date of passing this resolution; and

(4)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the 12 months period following the passing of this resolution; and

NOTICE OF AGM

(c)	the revocation or variation of the authority given to the Board of the Company under this resolution by a special resolution of the Company’s shareholders in general meetings.

(B)

the Board of the Company be and is hereby authorised to increase the registered capital of the Company to reflect the issue of Shares authorised pursuant to the above paragraph (A) of this resolution, and to make such appropriate and necessary amendments to the Articles of Association of the Company as they think fit to reflect such increase in the registered capital of the Company upon the allotment or issuance of shares and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.

9.

THAT the Board be and is hereby authorised, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

11 May 2019

As at the date of this notice, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the AGM

a.

Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Monday, 27 May 2019 (“Eligible Shareholders”) or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the AGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the AGM

a.

Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before Wednesday, 5 June 2019, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

NOTICE OF AGM

b.

When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.

Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Friday, 24 May 2019.

d.	27 May 2019 to 26 June 2019 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.

An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.

A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.

To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The AGM are expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

China Southern Airlines Building,

68 Qixin Road, Baiyun District,

Guangzhou (Postcode 510403)

Telephone No.: (+86) 20-8611 2480

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mr. Xiao

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.